UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*



                    Under the Securities Exchange Act of 1934



                             ATC Group Services Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000020671
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Lawrence A. Larose, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  0000020671



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       George Rubin

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b) |X|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       Not Applicable

------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              163,500


     NUMBER OF
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY                       0
      OWNED BY
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                163,500
       PERSON
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                                       0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         163,500

-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morry F. Rubin

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b) |X|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       Not applicable

------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              0
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                              0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 is filed on behalf of George Rubin and Morry F. Rubin (each a "Reporting Person" and together, the "Reporting Persons") and relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of ATC Group Services Inc. (the "Issuer" or the "Company"). This Amendment No. 1 amends the Schedule 13D filed on behalf of the Reporting Persons in respect of the Common Stock on October 21, 1997. This Statement effectively terminates the Reporting Persons' obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended, because as of January 29, 1997 each Reporting Person is the beneficial owner of less than 5% of the outstanding Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) The Issuer has advised the Reporting Persons that as of January 29, 1998, the Issuer had issued and outstanding 8,459,417 shares of Common Stock.

     George Rubin is the beneficial owner of warrants to acquire 163,500 shares or 1.9% of the outstanding Common Stock. Neither George Rubin nor Morry Rubin owns any shares of Common Stock.

     The Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Person, which in the aggregate, assuming exercise of the warrants held by George Rubin, is 163,500 shares of Common Stock or 1.9% of the total shares of Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 12(d) the Securities Exchange Act of 1934, as amended or for any other purpose, and such beneficial ownership is expressly disclaimed.

 (b)

                                          George Rubin      Morry F. Rubin
                                          ------------      --------------
    Sole power to vote/direct
              vote .........................163,500                0

         Shared power to
        vote/direct vote ......................0                   0

          Sole power to
       dispose/direct the ..................163,500                0
           disposition

         Shared power to
       dispose/direct the .....................0                   0
           disposition

     (c) On October 28, 1997, Morry Rubin exercised options to acquire 80,000 shares of Common Stock at $2.48 per share.

          On January 28, 1998, Morry Rubin exercised options to acquire 81,750 shares of Common Stock at $5.32 per share.

          On January 28, 1998, George Rubin exercised warrants to acquire 218,000 shares of Common Stock at $1.8349 per share and warrants to acquire 109,000 shares of Common Stock at $1.028 per share.

          On January 29, 1998, pursuant to the Offer to Purchase dated December 4, 1997 and related letter of transmittal, Morry Rubin sold 800,489 shares of Common Stock at $12 per share and George Rubin sold 1,349,042 shares of Common Stock at $12 per share.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 29, 1998.

Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigneds certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997

                                               /s/ George Rubin
                                               ----------------
                                              George Rubin



                                              /s/ Morry F. Rubin
                                              ------------------
                                              Morry F. Rubin